Exhibit 99.1

RECON TECHNOLOGY, LTD

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

(UNAUDITED)

	As of June 30	As of December 31	As of December 31
	2020	2020	2020
	RMB	RMB	U.S. Dollars
ASSETS
Current assets
Cash	¥30,336,504	¥70,807,497	$10,839,024
Notes receivable	4,180,885	7,789,997	1,192,472
Trade accounts receivable, net	48,244,015	35,471,068	5,429,817
Trade accounts receivable- related party, net	3,068,920	-	-
Inventories, net	1,985,723	2,117,754	324,180
Other receivables, net	6,350,802	11,004,821	1,684,589
Loans to third parties	3,200,377	950,000	145,423
Purchase advances, net	178,767	82,437	12,619
Contract assets, net	31,537,586	45,621,966	6,983,690
Prepaid expenses	198,294	-	-
Total current assets	129,281,873	173,845,540	26,611,814

Property and equipment, net	29,756,879	29,078,178	4,451,210
Land use right, net	1,280,648	1,267,028	193,953
Investment in unconsolidated entity	31,541,850	31,290,554	4,789,875
Long-term other receivables, net	3,640	-	-
Operating lease right-of-use assets (including ¥803,503 and ¥508,888 ($88,921) from a related party as of June 30, 2020 and December 31, 2020, respectively)	2,549,914	2,070,548	316,954
Total Assets	¥194,414,804	¥237,551,848	$36,363,806

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term bank loans	¥9,520,000	¥12,020,000	$1,839,990
Convertible notes payable	-	42,448,810	6,497,951
Trade accounts payable	23,034,347	19,273,046	2,950,267
Other payables	2,609,486	1,563,002	239,260
Other payable- related parties	4,498,318	1,655,668	253,445
Contract liabilities	3,486,033	6,686,592	1,023,566
Accrued payroll and employees' welfare	1,917,635	954,304	146,081
Investment payable	6,400,000	6,400,000	979,695
Taxes payable	1,108,288	1,381,912	211,539
Short-term borrowings	200,000	215,699	33,019
Short-term borrowings - related parties	10,230,746	12,009,174	1,838,333
Long-term borrowings - related party - current portion	847,346	882,900	135,152
Operating lease liabilities - current (including ¥450,728 and ¥461,859 ($70,700) from a related party as of June 30, 2020 and December 31, 2020, respectively)	1,328,976	1,333,113	204,069
Total Current Liabilities	65,181,175	106,824,220	16,352,367

Operating lease liabilities - non-current (including ¥352,775 and ¥119,029 ($18,221) from a related party as of June 30, 2020 and December 31, 2020, respectively)	1,210,088	729,909	111,733
Long-term borrowings - related party	7,379,253	6,942,795	1,062,785
Total Liabilities	73,770,516	114,496,924	17,526,885

Commitments and Contingencies

Equity
Common stock, ($ 0.0925 U.S. dollar par value, 20,000,000 shares authorized; 7,202,832 shares and 8,416,721 shares issued and outstanding as of June 30, 2020 and December 31, 2020, respectively)*	4,577,233	5,312,021	813,150
Additional paid-in capital	282,505,455	295,104,195	45,173,769
Statutory reserve	4,148,929	4,148,929	635,107
Accumulated deficit	(184,027,586)	(192,963,238)	(29,538,302)
Accumulated other comprehensive gain	2,825,731	1,894,365	289,984
Total stockholders’ equity	110,029,762	113,496,272	17,373,708
Non-controlling interests	10,614,526	9,558,652	1,463,213
Total equity	120,644,288	123,054,924	18,836,921
Total Liabilities and Equity	¥194,414,804	¥237,551,848	$36,363,806

* Retrospectively restated for effect of stock split on December 27, 2019.

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

F-2

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the six months ended
	December 31,
	2019	2020	2020
	RMB	RMB	USD
Revenues
Revenues - third party	¥30,405,153	¥25,083,622	$3,839,734
Revenues - related party	-	85,657	13,112
Revenues	30,405,153	25,169,279	3,852,847

Cost of revenues
Cost of revenues - third party	18,437,241	18,452,239	2,824,620
Cost of revenues	18,437,241	18,452,239	2,824,620

Gross profit	11,967,912	6,717,040	1,028,227

Selling and distribution expenses	2,660,873	2,750,389	421,022
General and administrative expenses	13,366,413	13,009,013	1,991,385
Provision for (net recovery of) doubtful accounts	25,537	(3,697,024)	(565,931)
Research and development expenses	2,895,286	3,756,839	575,087
Operating expenses	18,948,109	15,819,217	2,421,563

Loss from operations	(6,980,197)	(9,102,177)	(1,393,336)

Other income (expenses)
Subsidy income	854,389	222,038	33,989
Interest income	85,745	20,168	3,087
Interest expense	(761,322)	(1,000,182)	(153,105)
Income (loss) from investment in unconsolidated entity	141,288	(251,296)	(38,468)
Foreign exchange transaction gain (loss)	209	(78,784)	(12,060)
Other income (loss)	(60,760)	50,369	7,711
Other income (expense), net	259,549	(1,037,687)	(158,846)
Loss before income tax	(6,720,648)	(10,139,864)	(1,552,182)
Income tax expenses (benefit)	316,799	(98,338)	(15,053)
Net loss	(7,037,447)	(10,041,526)	(1,537,129)

Less: Net loss attributable to non-controlling interests	(336,250)	(1,105,874)	(169,284)
Net loss attributable to Recon Technology, Ltd	¥(6,701,197)	¥(8,935,652)	$(1,367,845)

Comprehensive loss
Net loss	(7,037,447)	(10,041,526)	(1,537,129)
Foreign currency translation adjustment	9,610	(931,366)	(142,571)
Comprehensive loss	(7,027,837)	(10,972,892)	(1,679,700)
Less: Comprehensive loss attributable to non-controlling interests	(336,250)	(1,105,874)	(169,284)
Comprehensive loss attributable to Recon Technology, Ltd	¥(6,691,587)	¥(9,867,018)	$(1,510,416)

Loss per common share - basic and diluted	¥(1.51)	¥(1.22)	$(0.19)
Weighted - average shares -basic and diluted*	4,449,980	7,330,866	7,330,866

* Retrospectively restated for effect of stock split on December 27, 2019.

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

F-3

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Common Stock		Additional Paid-in Capital	Statutory Reserve	Accumulated deficit	Accumulated Other Comprehensive income (loss)	Stockholders' Equity	Non-controlling Interest	Total Equity	Total Equity
	Number of Shares*	Amount (RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(USD)
Balance, June 30, 2019	4,361,634	¥2,712,773	¥250,624,798	¥4,148,929	¥(164,780,885)	¥2,909,936	¥95,615,551	¥11,085,429	¥106,700,980	$15,313,008

Capital contribution in non-controlling interests	-	-	-	-	-	-	-	405,000	405,000	61,996
Restricted shares issued for services	-	-	33,927	-	-	-	33,927	-	33,927	5,193
Restricted shares issued for management and employees	250,086	163,455	3,893,638	-	-	-	4,057,093	-	4,057,093	621,049
Net loss for the period	-	-	-	-	(6,701,197)	-	(6,701,197)	(336,250)	(7,037,447)	(1,077,274)
Appropriation of statutory reserves	-	-	-	360,111	(360,111)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	9,610	9,610	-	9,610	1,471
Balance, December 31, 2019	4,611,720	¥2,876,228	¥254,552,363	¥4,509,040	¥(171,842,193)	¥2,919,546	¥93,014,984	¥11,154,179	¥104,169,163	$14,925,443

Balance, June 30, 2020	7,202,832	¥4,577,233	¥282,505,455	¥4,148,929	¥(184,027,586)	¥2,825,731	¥110,029,762	¥10,614,526	¥120,644,288	$18,467,906

Capital contribution in non-controlling interests	-	-	-	`	-	-	-	50,000	50,000	7,654
Stock issuance for warrants redemption	1,213,889	734,788	9,195,227	-	-	-	9,930,015	-	9,930,015	1,520,060
Restricted shares issued for management and employees	-	-	3,403,513	-	-	-	3,403,513	-	3,403,513	521,001
Net loss for the year	-	-	-	-	(8,935,652)	-	(8,935,652)	(1,105,874)	(10,041,526)	(1,537,129)
Foreign currency translation adjustment	-	-	-	-	-	(931,366)	(931,366)	-	(931,366)	(142,571)
Balance, December 31, 2020	8,416,721	¥5,312,021	¥295,104,195	¥4,148,929	¥(192,963,238)	¥1,894,365	¥113,496,272	¥9,558,652	¥123,054,924	$18,836,921

* Retrospectively restated for effect of stock split on December 27, 2019.

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

F-4

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended December 31,
	2019	2020	2020
	RMB	RMB	U.S. Dollars
Cash flows from operating activities:
Net loss	¥(7,037,447)	¥(10,041,526)	$(1,537,129)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	411,592	1,369,590	209,653
Loss from disposal of equipment	3,189	1,095	168
Provision for (net recovery of) doubtful accounts	25,537	(3,697,024)	(565,931)
Provision for slow moving inventories	25,312	423,714	64,861
Amortization of right of use assets	718,000	542,896	83,105
Restricted shares issued for management and employees	4,057,093	3,403,513	521,001
Loss (income) from investment in unconsolidated entity	(141,288)	251,296	38,468
Interest expenses related to convertible notes	-	84,607	12,951
Restricted shares issued for services	33,927	-	-
Changes in operating assets and liabilities:
Notes receivable	(986,826)	(3,609,112)	(552,473)
Trade accounts receivable	5,412,201	15,866,295	2,428,770
Trade accounts receivable-related party	-	3,409,912	521,980
Inventories	(551,200)	(765,595)	(117,195)
Other receivable	1,364,500	(4,262,681)	(652,520)
Other receivables-related parties	-	(23,800)	(3,643)
Purchase advance	1,108,902	96,330	14,746
Contract assets	(9,951,981)	(14,262,839)	(2,183,318)
Prepaid expense	116,917	(19,306)	(2,955)
Prepaid expense - related parties	217,600	217,600	33,310
Operating lease liabilities	(610,000)	(539,572)	(82,596)
Trade accounts payable	362,758	(3,761,301)	(575,770)
Other payables	(160,316)	(850,478)	(130,189)
Other payables-related parties	1,790,155	(2,842,651)	(435,145)
Advance from customers	1,904,753	3,200,559	489,933
Accrued payroll and employees' welfare	1,501,406	(963,905)	(147,552)
Accrued expenses	-	(198,483)	(30,383)
Taxes payable	650,855	273,624	41,886
Net cash provided by (used in) operating activities	265,639	(16,697,242)	(2,555,967)

Cash flows from investing activities:
Purchases of property and equipment	(12,967)	(375,569)	(57,491)
Proceeds from disposal of equipment	900	-	-
Repayments from loans to third parties	4,960,000	3,200,377	489,905
Payments made for loans to third parties	-	(950,000)	(145,423)
Payments and prepayments for construction in progress	(1,297,663)	-	-
Net cash provided by investing activities	3,650,270	1,874,808	286,991

Cash flows from financing activities:
Proceeds from short-term bank loans	-	3,520,000	538,832
Repayments of short-term bank loans	-	(1,020,000)	(156,139)
Proceeds from short-term borrowings	-	2,460,000	376,570
Repayments of short-term borrowings	(1,081,096)	(2,460,000)	(376,570)
Proceeds from short-term borrowings-related parties	13,115,000	10,100,000	1,546,081
Repayments of short-term borrowings-related parties	(10,195,000)	(8,320,000)	(1,273,604)
Repayments of long-term borrowings-related party	(365,530)	(399,422)	(61,142)
Proceeds from sale of common stock, net of issuance costs	-	9,930,015	1,520,060
Proceeds from issuance of convertible notes	-	42,364,203	6,485,000
Capital contribution by non-controlling shareholders	405,000	50,000	7,654
Net cash provided by financing activities	1,878,374	56,224,796	8,606,742

Effect of exchange rate fluctuation on cash	9,611	(931,369)	(142,574)

Net increase in cash	5,803,894	40,470,993	6,195,192
Cash at beginning of period	4,521,325	30,336,504	4,643,832
Cash at end of period	¥10,325,219	¥70,807,497	$10,839,024

Supplemental cash flow information
Cash paid during the period for interest	¥718,201	¥849,409	$130,025
Cash received during the period for taxes	¥(2,002)	¥(98,338)	$(15,053)

Non-cash investing and financing activities
Right-of-use assets obtained in exchange for operating lease obligations	¥1,228,963	¥63,530	$9,725
Inventories used as fixed assets	¥-	¥302,795	$46,351
Payable for construction in progress	¥236,302	¥-	$-
Receivable for disposal of property and equipment	¥5,000	¥-	$-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

F-5

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Organization – Recon Technology, Ltd (the “Company”) was incorporated under the laws of the Cayman Islands on August 21, 2007 as a limited liability company. The Company provides specialized equipment, automation systems, tools, chemicals and field services to energy industry companies mainly in the People’s Republic of China (the “PRC”).

The Company, along with its wholly-owned subsidiaries, Recon Investment Ltd. (“Recon-IN”) and Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”), conducts its business through the following PRC legal entities (“Domestic Companies”) that are consolidated as variable interest entities (“VIEs”) and operate in the Chinese energy industry:

1. Beijing BHD Petroleum Technology Co., Ltd. (“BHD”),

2. Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”).

The Company has signed Exclusive Technical Consulting Service Agreements with each of the Domestic Companies, which are its VIEs, and Equity Interest Pledge Agreements and Exclusive Equity Interest Purchase Agreements with their shareholders. Through these contractual arrangements, the Company has the ability to substantially influence each of the Domestic Companies’ daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder approval. As a result of these contractual arrangements, which enable the Company to control the Domestic Companies, the Company is considered as the primary beneficiary of each Domestic Company. Thus, the Company is able to absorb 90% of net interest or 100% of net loss of those VIEs.

On February 21, 2019, the Company’s board of directors approved transferring the VIEs and VIE-controlled companies from Jining Recon Technology Ltd. (“Recon-JN”) to Recon-BJ. At the time, both Recon-JN and Recon-BJ were the Company’s wholly owned subsidiaries in China. On April 1, 2019, the Company completed the VIE transfer process and then completed the dissolution of Recon-JN on April 10, 2019, and subsequently completed the dissolution of Recon Technology Co., Limited (“Recon HK”) on May 15, 2020. The Company does not expect any negative impact of this process on its operations.

On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co. LTD, a fully owned subsidiary established by BHD was organized under the laws of the PRC, focusing on the design, assemble and manufacture of hearing equipment.

Gan Su BHD Environmental Technology Co., Ltd ("Gan Su BHD") was established on May 23, 2017, with registered capital of ¥50 million. The paid in capital was ¥20,785,000 ($3,181,713) as of December 31,2020. BHD owns an interest of 51% of Gan Su BHD, which is focusing on oilfield sewage treatment and oily sludge disposal projects.

Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”) was established on October 16, 2017, with registered capital of ¥50 million. The paid in capital was ¥4,200,000 ($642,925) as of December 31,2020. BHD owned an interest of 55% of Qinghai BHD previously; however, based on an agreement signed by the shareholders of Qinghai BHD dated October 23, 2018, each of the other two individual shareholders agreed to reduce 10% of their equity interests. As a result, Qinghai BHD returned ¥200,000 paid in capital back to one of the individual shareholders. After the new arrangement, BHD owns a total interest of 75% of Qinghai BHD. The remaining paid in capital should be contributed by BHD and the other individual shareholder is ¥33,300,000 ($4,710,223) and ¥12,500,000 ($1,768,102), respectively. Based on its charter dated September 29, 2017, the remaining capital will be injected before September 29, 2036.

Nature of Operations – The Company engages in (1) providing equipment, tools and other components and parts related to oilfield production and other energy industries companies, including simple installations in connection with some projects; (2) services to improve production and efficiency of exploited oil wells, (3) developing and selling its own specialized industrial automation control and information solutions, and (4) design, test and implement solution of sewage and oily sludge treatment, production and sales of related integrated equipment and project services.

Impact of Covid-19 - In January 2020, the World Health Organization declared the COVID-19 outbreak a global health emergency as the coronavirus outbreak continued to spread beyond China. In compliance with the government health emergency rules in place, the Company temporarily closed offices in varies provinces in China and ceased production operations since Chinese New Year. The Company gradually resumed operation and production since March, 2020 but some of its business are still not return to its prior level. In short term, the Company’s business was affected negatively. However, at this stage, the Company doesn’t expect a significant impact on the Company’s operations and financial results in a long run.

F-6

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 2. LIQUIDITY

As disclosed in the Company’s unaudited condensed consolidated financial statements, the Company had recurring net losses for the six months ended December 31, 2019 and 2020. In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand and its ability to generate sufficient revenue sources in the future to support its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Direct offering and debt financing in the forms of loans payable and loans from related parties have been utilized to finance the working capital requirements of the Company.

Despite those negative financial trends, as of December 31, 2020, the Company has positive working capital due to the following measurements the management has taken to enhance the Company’s liquidity:

1)	The Company financed through borrowing from shareholders and senior management. As of December 31, 2020, the Company has short-term borrowings due to related parties amounted to ¥12.0 million ($1.8 million), and long-term borrowings due to a related party amounted to ¥7.8 million ($1.2 million). In addition, on August 31, 2019, two major shareholders of the Company signed a 3-year commitment letter to support the Company and whenever the Company has liquidity difficulty, they will provide working capital to support daily operation of the Company.

2)

The Company financed through convertible debt during this period as a reserve for some future projects. On November 25, 2020, the Company and certain accredited investors (the “Investors”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in an unregistered private transaction, convertible promissory notes (the “Convertible Notes”) with an aggregate principal amount of $6,485,000, convertible into ordinary shares, $0.0925 par value per share of the Company at a rate of $0.71 per ordinary share, upon the terms and subject to the limitations and conditions set forth in such Convertible Notes. The Company received the full principal amount in December 2020. On January 28, 2021, the Company received the conversion notices from the Investors, and ordinary shares totaling 9,225,338 were issued by the Company to the Investors equaling principal and interests amounted to $6,549,990, after the issuance, all the outstanding principle and interests have been converted.

3)	The Company also financed from commercial banks. As of December 31, 2020, the Company had ¥12.0 million ($1.8 million) in bank loans outstanding. The management expects that the Company will be able to renew its existing bank loan upon its maturity based on past experience and our good credit history.

4)	Additionally, the Company was financed through warrants prior issued during its stock offering in May and June, 2020.

Management believes that the foregoing measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital obligations.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying unaudited condensed consolidated interim financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied.

Unaudited Interim Condensed Financial Statements - The unaudited condensed consolidated interim financial statements have been prepared on the same basis as the audited annual financial statements, and, in the opinion of management, include all adjustments consisting of only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of December 31, 2020 and its results of operations and cash flows for the six months ended December 31, 2020 and 2019. The financial data and other financial information disclosed in the notes to these condensed consolidated interim financial statements related to the six-month periods are also unaudited. The results of operations for the six months ended December 31, 2020 are not necessarily indicative of the results expected for the full fiscal year or any other period. The unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements and the notes thereto for the years ended June 30, 2020 and 2019.

F-7

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Principles of Consolidation - The unaudited condensed consolidated financial statements include the accounts of the Company, all the subsidiaries and VIEs of the Company. All transactions and balances between the Company and its subsidiaries and VIEs have been eliminated upon consolidation.

Variable Interest Entities - A VIE is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company performs ongoing assessments to determine whether an entity should be considered a VIE and whether an entity previously identified as a VIE continues to be a VIE and whether the Company continues to be the primary beneficiary.

Assets recognized as a result of consolidating VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

Currency Translation - The Company’s functional currency is the Chinese Yuan (“RMB”) and the accompanying unaudited condensed consolidated financial statements have been expressed in Chinese Yuan. The unaudited condensed consolidated financial statements as of and for the six months ended December 31, 2020 have been translated into United States dollars (“U.S. dollars”) solely for the convenience of the readers. The translation has been made at the rate of ¥6.5326 = US$1.00, the approximate exchange rate prevailing on December 31, 2020. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into U.S. dollars.

Estimates and Assumptions - The preparation of the unaudited condensed consolidated financial statements in conformity with US GAAP, which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include allowance for doubtful accounts related to trade accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets, the discount rate for lease and investment, valuation of the convertible notes and the fair value of share- based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

The key assumptions underlying the Company’s accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on the Company’s allowance for doubtful accounts related to purchase advances. The production of the Company’s products requires custom-made equipment from its suppliers. To ensure that it can secure the required customized equipment, the Company often needs to make full prepayment for its intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by its client. In order to secure timely purchase delivery and to meet its product delivery schedule, the Company normally prepays for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract which is accounted as pre-contract costs. After winning the bid and securing the sale contract, the Company normally needs to deliver its products approximately within one week to six months. Based on the Company’s historical experience, the Company generally is able to realize its purchase advances on the customized equipment that it orders. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

F-8

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Fair Values of Financial Instruments - The US GAAP accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company measures certain financial assets, including investments under the equity method on other-than-temporary basis, intangible assets and fixed assets at fair value when an impairment charge is recognized.

The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other receivables, purchase advances, trade accounts payable, convertible notes payable, accrued liabilities, advances from customers, investment payable, short-term bank loan and short-term borrowings approximate fair value because of the immediate or short-term maturity of these financial instruments.

Cash - Cash includes cash on hand consisting of coins, currency, undeposited checks, money orders and drafts, demand deposits in banks, certain short-term highly liquid investments and cash in transit.

Trade Accounts and Other Receivables, Net - Accounts receivable are carried at original invoiced amount less a provision for any potential uncollectible amounts. Accounts are considered to be under certain credit risk when the related receivables are more than a year old. Provision is made against trade accounts and other receivables to the extent they are considered to be doubtful. Accounts are written off after extensive efforts at collection. Other receivables arise from transactions with non-trade customers.

Notes Receivable - Notes receivable represent short-term notes receivable issued by reputable financial institutions that entitle the Company to receive the full-face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance.

Purchase Advances, Net - Purchase advances are the amounts prepaid to suppliers for business activities, such as standard raw materials, supplies and services. These types of prepayments will be expensed when those products or services have been rendered or consumed.

Inventories, Net - Inventories are stated at the lower of cost or net realizable value, on a first-in-first-out basis. The methods of determining inventory costs are used consistently from year to year. Allowance for inventory obsolescence is provided when the market value of certain inventory items is lower than the cost.

Property and Equipment, Net - Property and equipment are stated at cost. Depreciation on motor vehicles and office equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from two to ten years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

Items	Useful life
Motor vehicles	5-10 years
Office equipment	2-5 years
Production equipment	10-20 years

F-9

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Land Use Rights, Net - According to the Chinese laws and regulations regarding land use rights, land in urban districts is owned by the State, while land in the rural areas and suburban areas, except otherwise provided for by the State, is collectively owned by individuals designated as resident farmers by the State. In accordance with the legal principle that land ownership is separate from the right to the use of the land, the government grants individuals and companies the rights to use parcels of land for a specified period of time. Land use rights which are usually prepaid, are stated at cost less accumulated amortization. Amortization is provided over the life of the land use rights, using the straight-line method. The estimated useful life is 50 years, based on the term of the land use rights.

Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset. There were no impairments at June 30, 2020 and December 31, 2020.

Long-term Investments

-

Cost method investment - For an investee over which the Company does not have significant influence and a controlling interest, the Company carries the investment at cost and recognizes income for any dividend received from the distribution of the investee’s earnings.

The Company reviews its cost method investment for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its cost method investment. An impairment charge is recorded if the carrying amount of an investment exceeds its fair value and such excess is determined to be other-than-temporary.

-

Equity method investment - For an investee over which the Company has the ability to exercise significant influence, but does not have a controlling interest, the Company accounted for those using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company did not record impairment losses on its equity method investment during the six months ended December 31, 2019 and 2020. The Company recorded an approximately ¥141,288 investment income and (¥251,296) ($38,468) investment loss on its equity method investment in unconsolidated entity during the six months ended December 31, 2019 and 2020.

Revenue Recognition - In accordance with ASC 606, “Revenue from Contracts with Customers”, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The core principle underlying the new revenue recognition Accounting Standards Update (“ASU”) is that the Company recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company identifies contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when goods or services are provided to a customer.

Disaggregation of Revenues

Revenues are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The following items represent the Company’s revenues disaggregated by revenue source. In accordance with ASC 606-10-50-5, the Company selects categories to present disaggregated revenue that depict how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors and delivery conditions of products and fulfillment of obligations.

The Company’s disaggregation of revenues for the six months ended December 31, 2019 and 2020 is disclosed in Note 25.

F-10

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Automation Products and Software; Equipment and Accessories

The Company generates revenues primarily through delivery of standard or customized products and equipment, including automation products, furnaces and related accessories. Revenue is recognized when products are delivered, and acceptance reports are signed off by customers.

The sale of automation products or specialized equipment when combined with services represent a single performance obligation for the development and construction of a single asset. The Company may also provide design or installation services to clients as there may be such obligation in contracts. The promises to transfer the goods and provision of services are not separately identifiable, which is evidenced by the fact that the Company provides significant services of integrating the goods and services into a single deliverable for which the customer has contracted. For such sales arrangements, the Company recognizes revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of goods and services to the customer.

Oilfield Environmental Protection Service

The Company provides wastewater treatment and oily sludge disposal service to oilfield and chemical industry companies and generates revenue from special equipment, self-developed chemical products and supporting service, transfer and treatment of oily sludge. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations. For such arrangements, the Company will allocate revenues to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or using expected cost-plus margin.

Contract Balances

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs.

The following table provides information about contract assets and contract liabilities from contracts with customers:

	June 30, 2020	December 31, 2020	December 31, 2020
	RMB	RMB	U.S. Dollars
Contract assets	¥31,537,586	¥45,621,966	$6,983,690
Contract liabilities	¥3,486,033	¥6,686,592	$1,023,566

Contract Assets, net - The Company recognizes an asset from the costs incurred to fulfill a contract when those costs meet all of the following criteria: (i) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify; (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (iii) the costs are expected to be recovered.

-	Pre-Contract Costs - Pre-contract costs are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s hardware and software revenues. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

F-11

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

-	Executed Contract Costs - Direct costs, such as material, labor, depreciation and amortization and subcontracting costs and indirect costs allocable to contracts include the costs of contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance for quality assurance purposes before clients’ initial acceptance. Once products are delivered, installed and debugged for intended use and accepted by a client, which may last from weeks to months (this process is decided by the client’s individual project construction arrangement), the Company records revenue based on the contract or the final clients’ acceptance. Minor costs for repair during the maintenance period after initial acceptance are recorded as cost of goods sold as they are incurred. All other general and administrative costs and selling costs are charged to expenses as incurred. The Company generally ships its products approximately one week to six months after production begins and the timing depends on the size of the overall project.

Contract liabilities - Contract liabilities are recognized for contracts where payment has been received in advance of performance under the contract. The Company’s contract liabilities consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met.

Performance Obligations - Performance obligations include delivery of products and provision of services. The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. This occurs when the control of the goods and services have been transferred to the customer. Accordingly, revenue for sale of goods is generally recognized upon shipment or delivery depending on the shipping terms of the underlying contract, and revenue for provision of services is recognized over the service period. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods and providing services.

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenues, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive loss. Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of December 31, 2020. The amount of revenue recognized during the six months ended December 31, 2019 and 2020 that was previously included within contract liability balances was ¥nil and ¥1,870,891 ($286,391), respectively.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year and not significant.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are typically less than one year in length, consideration will not be adjusted. The Company’s contracts include a standard payment term of 90 days to 180 days; consequently, there is no significant financing component within contracts.

Share-Based Compensation - Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis over the requisite service period for the entire award. The Company has elected to recognize compensation expenses using the Black-Scholes valuation model estimated at the grant date based on the award’s fair value.

Research and Development Expenses - Research and development expenses relating to improving development efficiency and the quality of the Company’s products and services, including the design of downhole automation platform systems and chemical products used for waste water treatment, are expensed as incurred.

Shipping and Handling Costs - Shipping and handling cost incurred to ship products to customers are included in selling and distribution expenses. Shipping and handling expenses were ¥196,852 and ¥79,180 ($12,121) for the six months ended December 31, 2019 and 2020, respectively.

F-12

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Leases - The Company follows FASB ASC No. 842, Leases (“Topic 842”). The Company leases office spaces, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of December 31, 2020 and June 30, 2020.

Investment Payable - Investment payable is comprised of obligations due to the investee for the purchase of equity interest in the ordinary course of investment.

Income Taxes - Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes. Deferred taxes are provided on differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, and tax carry forwards. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company has not been subject to any income taxes in the United States or the Cayman Islands.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company has no uncertain tax position as of June 30, 2020 and December 31, 2020.

As of December 31, 2020, the tax years ended December 31, 2016 through December 31, 2020 for the Company’s People’s Republic of China (“PRC”) subsidiaries remain open for statutory examination by PRC tax authorities.

Comprehensive Loss - Comprehensive loss consists of two components, net loss and other comprehensive income (loss). The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in US$ to RMB is reported in other comprehensive (income) loss in the condensed consolidated interim statements of operations and comprehensive loss.

Loss per Share - Loss Per Share (“EPS”) is computed by dividing net loss by the weighted average number of ordinary shares outstanding. Diluted EPS are computed by dividing net loss by the weighted-average number of ordinary shares and dilutive potential ordinary share equivalents outstanding.

Potentially dilutive ordinary shares consist of ordinary shares issuable upon the conversion of ordinary stock options, restricted shares and warrants (using the treasury stock method). The effect from options, restricted shares and warrants would have been anti-dilutive due to the fact that the Company incurred a net loss for the six months ended December 31, 2019 and 2020.

Warrants - In connection of the issuance of common stocks, the Company may issue options or warrants to purchase common stock. Warrants classified as equity are initially recorded at fair value and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity.

Convertible Notes Payable - In accordance with ASC 470 Debt with conversion and other options, the Company allocated the proceeds from the convertible notes between debt and equity elements, the company measured the debt component at its fair value, and allocated the remaining proceeds to the equity component in additional paid in capital, as the fair value of equity component is immaterial, the Company allocated the entire proceeds to the debt component. Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability and no gain or loss is recognized for the difference between the average and the ending market price.

F-13

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes. The Board is issuing this Update as part of its initiative to reduce complexity in accounting standards (the Simplification Initiative). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The specific areas of potential simplification in this Update were submitted by stakeholders as part of the Simplification Initiative. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company expects that the adoption of this ASU will not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40)” (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. The ASU’s amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact ASU 2020-06 will have on the Company’s unaudited condensed consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated financial position, statements of operations and cash flows.

NOTE 4. TRADE ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30, 2020	December 31, 2020	December 31, 2020
Third Parties	RMB	RMB	U.S. Dollars
Trade accounts receivable	¥53,752,527	¥37,746,154	$5,778,080
Allowance for doubtful accounts	(5,508,512)	(2,275,086)	(348,263)
Total third-parties, net	¥48,244,015	¥35,471,068	$5,429,817

	June 30, 2020	December 31, 2020	December 31, 2020
Related Party	RMB	RMB	U.S. Dollars
Urumqi Yikeli Automatic Control Equipment Co., Ltd.	¥3,409,912	¥-	$-
Allowance for doubtful accounts	(340,992)	-	-
Total related-party, net	¥3,068,920	¥-	$-

Provision made for doubtful accounts of accounts receivables due to third party was ¥59,638 for the six months ended December 31, 2019. Net recovery of provision made for doubtful accounts of accounts receivable due from third parties was ¥3,093,347 ($473,523) for the six months ended December 31, 2020, which was mainly due to the collection of long outstanding account receivables.

No provision made for doubtful accounts of accounts receivable due from related-party for the six months ended December 31, 2019. Net recovery of provision made for doubtful accounts of accounts receivable due from related-party was ¥340,992 ($52,198) for the six months ended December 31, 2020. The Company records allowance for doubtful accounts of related-party according to its general accounting policy, while the Company also makes great efforts to prevent any not-collection of receivables from related party. The outstanding balance as of June 30, 2020 was fully collected during the six months ended December 31, 2020.

F-14

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Movement of allowance for doubtful accounts is as follows:

	June 30, 2020	December 31, 2020	December 31, 2020
	RMB	RMB	U.S. Dollars
Beginning balance	¥3,645,334	¥5,849,504	$895,428
Charge to (reversal of) expense	2,204,170	(3,434,339)	(525,721)
Less: write-off	-	(140,079)	(21,444)
Ending balance	¥5,849,504	¥2,275,086	$348,263

NOTE 5. NOTES RECEIVABLE

Notes receivables represented the non-interest-bearing commercial bills the Company received from the customers for the purpose of collection of sales amounts, which generally ranged from three to six months from the date of issuance. As of June 30, 2020 and December 31, 2020, notes receivable were ¥4,180,885 and ¥7,789,997 ($1,192,472), respectively, As of June 30, 2020 and December 31, 2020, no notes were guaranteed or collateralized.

NOTE 6. OTHER RECEIVABLES, NET

Other receivables, net consisted of the following:

	June 30, 2020	December 31, 2020	December 31, 2020
Third Party	RMB	RMB	U.S. Dollars
Business advances to officers and staffs (A)	¥1,141,829	¥1,915,922	$293,284
Deposits for projects	1,381,081	1,327,283	203,177
VAT recoverable	3,746,435	3,297,091	504,710
Others	1,614,133	5,256,227	804,610
	7,883,478	11,796,523	1,805,781
Less: Long term portion (B)	(3,640)	-	-
Allowance for doubtful accounts	(1,529,036)	(791,702)	(121,192)
Other receivable - current portion	¥6,350,802	¥11,004,821	$1,684,589

(A)	Business advances to officers and staffs represent advances for business travel and sundry expenses related to oilfield or on-site installation and inspection of products through customer approval and acceptance.

(B)	Long-term portion are mainly tender deposits for large-scale projects or rental contracts. These funds may not be collected back until projects are finished or contracts are completed.

Net recovery of provision for doubtful accounts of other receivables was ¥62,625 for the six months ended December 31, 2019, net recovery of provision for doubtful accounts of other receivables was ¥348,199 ($53,300) for the six months ended December 31, 2020.

Movement of allowance for doubtful accounts is as follows:

	June 30, 2020	December 31, 2020	December 31, 2020
	RMB	RMB	U.S. Dollars
Beginning balance	¥1,461,724	¥1,529,036	$234,060
Charge to (reversal of) expense	67,312	(348,199)	(53,300)
Less: write-off	-	(389,135)	(59,568)
Ending balance	¥1,529,036	¥791,702	$121,192

F-15

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 7. CONTRACT ASSETS, NET

Contract assets, net consisted of the following:

	June 30, 2020	December 31, 2020	December 31, 2020
Third Party	RMB	RMB	U.S. Dollars
Contract assets	¥31,677,348	¥45,645,343	$6,987,268
Impairment of contract assets	(139,762)	(23,377)	(3,578)
Total contract assets, net	¥31,537,586	¥45,621,966	$6,983,690

As of December 31, 2020, total contracts assets, net amounted to ¥45,621,966 ($6,983,690), of which 7.6%, or ¥3,468,331 ($530,923) have been subsequently realized as of the date of the report, and the remaining balance is expected to be utilized by December 31, 2021.

Net recovery of impairment of contract asset was ¥18,976 for the six months ended December 31, 2019. Impairment of contract asset was ¥85,514 ($13,090) for the six months ended December 31, 2020.

Movement of impairment of contract assets is as follows:

	June 30, 2020	December 31, 2020	December 31, 2020
	RMB	RMB	U.S. Dollars
Beginning balance	¥162,213	¥139,762	$21,394
Charge to (reversal of) expense	(22,451)	85,514	13,090
Less: write-off	-	(201,899)	(30,906)
Ending balance	¥139,762	¥23,377	$3,578

NOTE 8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30, 2020	December 31, 2020	December 31, 2020
	RMB	RMB	U.S. Dollars
Motor vehicles	¥4,741,366	¥5,097,921	$780,376
Office equipment and fixtures	1,436,210	1,427,475	218,514
Production equipment	30,181,761	30,484,556	4,666,495
Total property and equipment	36,359,337	37,009,952	5,665,385
Less: accumulated depreciation	(6,602,458)	(7,931,774)	(1,214,175)
Property and equipment, net	¥29,756,879	¥29,078,178	$4,451,210

Depreciation expenses were ¥397,972 and ¥1,355,970 ($207,568) for the six months ended December 31, 2019 and 2020, respectively.

Loss from property and equipment disposal was ¥3,189 and ¥1,095 ($168) for the six months ended December 31, 2019 and 2020, respectively.

F-16

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 9. INVESTMENT IN UNCONSOLIDATED ENTITY

Investment in unconsolidated entity consisted of the following:

	June 30, 2020	December 31, 2020	December 31, 2020
	RMB	RMB	U.S. Dollars
Future Gas Station (Beijing) Technology, Ltd	¥31,541,850	¥31,290,554	$4,789,875

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with Future Gas Station (Beijing) Technology, Ltd. (“FGS”) and the other shareholders of FGS. Following full performance under the Agreement, Recon will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, the Company will (1) pay a total of RMB 10 million in cash to FGS and (2) issue 487,057 restricted ordinary shares of the Company (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording the Company’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, the Company has the right to cancel all of the Restricted Shares and without further payment. The Restricted Shares are also subject to lock-up period requirements that vary for each of FGS shareholders, from one year to three years following issuance of the Restricted Shares. FGS has finalized recording Recon’s corresponding interest at the local governmental agency, and Recon has issued 487,057 Restricted Shares in total to the other shareholders of FGS in August 2018.

On September 24, 2019, the Company signed an extension agreement with FGS and the other shareholders of FGS to postpone the Agreement to provide extra period for FGS to further fulfill the goals mentioned on the supplemental agreement. During the original contract period, FGS adjusted its operation model with an advanced improvement of its mobile applications and business model. Objected user and average Gross Merchandise Volume (“GMV”) of FGS’ mobile applications have been exceeded. FGS will need an extension to deploy its business in more provinces to complete a goal of 200 more gas stations.

On March 17, 2020, the Company signed a new supplemental agreement with FGS and the other shareholders of FGS to extend another 12 months to February 2021 for FGS and its shareholders to fulfill the goals mentioned on the supplemental agreement.

As of December 31, 2020, the Company has the investment amount of ¥35,328,290 ($5,407,961) in FGS, of which RMB 8.0 million was paid in cash, and owns 43% of the equity interests of FGS. The investments are accounted for using the equity method because the Company has significant influence, but no control of FGS. The Company recorded an income of ¥141,288 and a loss of ¥251,296 (38,468) for the six months ended December 31, 2019 and 2020 from the investment, respectively, which was included in “Gain (loss) from investment in unconsolidated entity” in the unaudited condensed consolidated statements of operations and comprehensive loss. As of the date of this report, the Company is still obliged to pay RMB 6.4 million ($979,695) to FGS.

As disclosed by the Company on February 8, 2021, and pursuant to FGS’ shareholder meeting resolution dated January 13, 2021, two of the Company’s subsidiaries entered into the fourth supplemental agreement to the investment agreement with FGS and FGS’ founding shareholders to acquire 8% equity ownership of FGS, as an exchange for waiver of the requirement on FGS' performances goal about the number of gas stations and cancellation of the related lock-up terms on the 487,060 restricted shares of the Company (reflecting the effect of one-for-five reverse stock split) issued per the agreement signed on August 21, 2018. Based on the stock price $1.61 on January 13, 2021, the fair market value of the waived performance goal equals to $261,388. As a result, the Company owns 51% interest of FGS and immediately began to consolidate the financial results of FGS since January 2021, which will be reflected in the Company’s financial results for the year ended June 30, 2021. On the consolidation date, the net book value of FGS was RMB 467,199 ($71,518) and the total consideration in exchange of 51% of FGS’ interests was approximately RMB 30.4 million ($4.7 million), which consists cash of RMB 14.4 million and 487,060 of the Company’s Restricted Shares. The valuation of the fair value of the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed of FGS is still in the process.

F-17

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 10. LEASES

Effective July 1, 2019, the Company adopted the new lease accounting standard. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities of ¥1,228,963 ($188,126) and ¥1,228,963 ($188,126), respectively, as of July 1, 2019 with no impact on accumulated deficit. Financial position for reporting periods beginning on or after July 1, 2019, are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with previous guidance.

The Company leases office spaces and factories under non-cancelable operating leases, with terms ranging from one to three years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets:

	June 30, 2020	December 31, 2020	December 31, 2020
	RMB	RMB	U.S. Dollars
Rights of use lease assets	¥2,549,914	¥2,070,548	$316,954

Operating lease liabilities – current	1,328,976	1,333,113	204,069
Operating lease liabilities – non-current	1,210,088	729,909	111,733
Total operating lease liabilities	¥2,539,064	¥2,063,022	$315,802

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2020:

	June 30, 2020	December 31, 2020
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.57	2.16
Weighted average discount rate	5%	5%

Operating lease costs and short-term lease costs for the six months ended December 31, 2019 were ¥718,000 and ¥498,704, respectively.

Operating lease costs and short-term lease costs for the six months ended December 31, 2020 were ¥594,614 ($91,022) and ¥523,295 ($80,105), respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2020:

Twelve months ending December 31,	RMB	U.S. Dollars
2021	¥1,102,580	$168,780
2022	742,580	113,672
2023	311,291	47,652
Total lease payments	2,156,451	330,104
Less: imputed interest	(93,429)	(14,302)
Present value of lease liabilities	2,063,022	315,802
Less: operating lease liabilities – current	(1,333,113)	(204,069)
Operating lease liabilities – non-current	¥729,909	$111,733

F-18

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 11. TAXES PAYABLE

Taxes payable consisted of the following:

	June 30, 2020	December 31, 2020	December 31, 2020
	RMB	RMB	U.S. Dollars
VAT payable	¥660,278	¥853,948	$130,719
Income tax payable	440,030	440,030	67,359
Other taxes payable	7,980	87,934	13,461
Total taxes payable	¥1,108,288	¥1,381,912	$211,539

NOTE 12. SHORT-TERM BANK LOANS

Short-term bank loans consisted of the following:

	June 30, 2020	December 31, 2020	December 31, 2020
	RMB	RMB	U.S. Dollars
Bank of Nanjing (1)	¥2,500,000	¥4,000,000	$612,309
Beijing Rural Commercial Bank (2)	6,000,000	6,000,000	918,464
Industrial and Commercial Bank of China (3)	1,020,000	1,020,000	156,139
China Construction Bank (4)	-	1,000,000	153,078
Total short-term bank loans	¥9,520,000	¥12,020,000	$1,839,990

(1)	On June 1, 2020, the Company entered into a loan agreement with Bank of Nanjing to borrow ¥2,500,000 ($382,693) as working capital for one year, with maturity date of May 21, 2021. The loan bears a fixed interest rate of 4.35% per annum. On June 23, 2020, the Company entered into another loan agreement with Bank of Nanjing to borrow ¥1,500,000 ($229,616) as working capital for one year. The Company made the withdraw in an amount of ¥1,500,000 ($229,616) on July 1, 2020, which will be due on June 30, 2021. The loan bears a fixed interest rate of 4.35% per annum. The loans are guaranteed by one of the founders of the Company.

(2)	On April 23, 2020, the Company entered into a loan agreement with Beijing Rural Commercial Bank to borrow ¥6,000,000 ($918,464) as working capital for one year. The Company made the withdraw in an amount of ¥6,000,000 ($918,464) on April 30, 2020, which will be due on April 29, 2021. The loan bears a fixed interest rate of 5.655% per annum. The loan is guaranteed by one of the founders of the Company and he also pledged self-owned housing property with carrying value of approximately RMB 15.6 million ($2,388,925) as collateral for this loan.

(3)	On May 22, 2020, the Company entered into a loan agreement with Industrial and Commercial Bank of China to borrow ¥1,020,000 as working capital for six months, with maturity date of November 18, 2020. The loan bears a fixed interest rate of 4.45% per annum. The loan was subsequently repaid in full upon maturity. On November 19, 2020, the Company entered into another loan agreement with Industrial and Commercial Bank of China to borrow ¥1,020,000 ($156,139) as working capital for six months, with maturity date of May 18, 2021. The loan bears a fixed interest rate of 3.85% per annum.

(4)	On July 10, 2020, the Company entered into a loan agreement with China Construction Bank to borrow ¥1,000,000 ($153,078) as working capital for one year, with maturity date of July 10, 2021. The loan bears a fixed interest rate of 4.0525% per annum.

Interest expense for the short-term bank loan was 71,866 and ¥296,912 ($45,451) for the six months ended December 31, 2019 and 2020, respectively.

F-19

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 13. SHORT-TERM BORROWINGS

Short-term borrowings due to a third party consisted of the following:

	June 30, 2020	December 31, 2020	December 31, 2020
Short-term borrowings due to third parties:	RMB	RMB	U.S. Dollars
Short-term borrowing, 15% annual interest, due on June 23, 2021	¥200,000	¥215,699	$33,019
Total short-term borrowings due to a third party	¥200,000	¥215,699	$33,019

Interest expense for short-term borrowings due to a third party were ¥Nil and ¥15,699 ($2,403) for the six months ended December 31, 2019 and 2020, respectively.

Short-term borrowings due to related parties consisted of the following:

	June 30, 2020	December 31, 2020	December 31, 2020
Short-term borrowings due to related parties:	RMB	RMB	U.S. Dollars
Short-term borrowing from a founder, 5.65% annual interest, due on December 19, 2020*	¥5,008,640	¥-	$-
Short-term borrowing from a founder, 4.55% annual interest, due on March 25, 2021	4,002,106	4,002,528	612,696
Short-term borrowing from a founder, interest-free, due on September 24, 2020*	450,000	-	-
Short-term borrowing from a founder's family member, interest-free, due on December 31, 2020*	770,000	-	-
Short-term borrowing from a founder, 4.35% annual interest, due on December 21, 2021	-	5,006,646	766,404
Short-term borrowing from a founder's family member, 0% annual interest, due on June 16, 2021	-	3,000,000	459,233
Total short-term borrowings due to related parties	¥10,230,746	¥12,009,174	$1,838,333

No short-term borrowings due to related parties were guaranteed or collateralized at June 30, 2020 and December 31, 2020.

Interest expense for short-term borrowings due to related parties were ¥259,502 and ¥234,675 ($35,924) for the six months ended December 31, 2019 and 2020, respectively.

* The Company repaid the loans in full on maturity date.

NOTE 14. LONG-TERM BORROWINGS DUE TO RELATED PARTY

Long-term borrowings due to related party consisted of the following:

	June 30, 2020	December 31, 2020	December 31, 2020
Long-term borrowings due to related party:	RMB	RMB	U.S. Dollars
Long-term borrowing from a founder, monthly payments of ¥126,135 inclusive of interest at 8.90%, ten years loan, due in November 2027.	¥8,226,599	¥7,825,695	$1,197,937
Less: current portion	(847,346)	(882,900)	(135,152)
Total long-term borrowings due to related party	¥7,379,253	¥6,942,795	$1,062,785

No long-term borrowings due to related party were guaranteed or collateralized at June 30, 2020 and December 31, 2020.

Interest expense for long-term borrowings due to related party was ¥389,926 and ¥355,908 ($54,481) for the six months ended December 31, 2019 and 2020, respectively.

F-20

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The future maturities of long-term borrowings due to related party at December 31, 2020 are as follows:

Twelve months ending December 31,	RMB	U.S. Dollars
2021	¥882,900	$135,152
2022	933,170	142,847
2023	1,019,695	156,092
2024	1,114,243	170,565
2025	1,217,558	186,381
Thereafter	2,658,129	406,900
Total	¥7,825,695	$1,197,937

NOTE 15. ORDINARY SHARES

Stock offering

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with FGS and the other shareholders of FGS. Following full performance under the Agreement, Recon will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, the Company will (1) pay a total of RMB 10 million in cash to FGS and (2) issue 487,057 restricted ordinary shares of the Company (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording the Company’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, the Company has the right to cancel without further payment part or all of the Restricted Shares. The Restricted Shares are also subject to lock-up period requirements that vary for each FGS shareholder, from two and a half years to four and a half years following issuance of the Restricted Shares under the supplemental agreement dated March 17, 2020. FGS has finalized recording Recon’s corresponding interest at the local governmental agency, and Recon issued 487,057 Restricted Shares in total to the other shareholders of FGS at a price of $6.4375 per restricted share on September 21, 2018.

On December 10, 2019, the Company’s Board approved to effect a one-for-five reverse stock split of its ordinary shares (the “Reverse Stock Split”) with the market effective date of December 27, 2019, such that the number of the Company’s ordinary shares is decreased from 100,000,000 to 20,000,000 and the par value of each ordinary share is increased from US$0.0185 to US$0.0925. As a result of the Reverse Stock Split, each five pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. As of December 26, 2019 (immediately prior to the effective date), there were 23,049,639 ordinary shares outstanding, and the number of ordinary shares outstanding after the Reverse Stock Split is 4,611,720, taking into account of the effect of rounding fractional shares into whole shares. In addition, all options and any other securities of the Company outstanding immediately prior to the Reverse Stock Split (to the extent they don’t provide otherwise) will be appropriately adjusted by dividing the number of ordinary shares into which the options and other securities are exercisable by 5 and multiplying the exercise price thereof by 5, as a result of the Reverse Stock Split.

On May 21, 2020 and June 26, 2020, the Company and certain institutional investors (the “Purchasers”) entered into certain securities purchase agreements, pursuant to which the Company sold to such Purchasers an aggregate of 911,112 and 1,680,000 ordinary shares, respectively, par value $0.0925 per share in a registered direct offering and warrants to purchase up to 911,112 and 1,680,000 ordinary shares in a concurrent private placement, respectively, for gross proceeds of approximately $2.1 million and $2.1 million, respectively, before deducting the placement agent’s fees and other estimated offering expenses of approximately $0.3 million and $0.2 million, respectively. The net proceeds from these purchase agreements were approximately $1.7 million and $1.9 million, respectively.

Appropriated Retained Earnings

According to the Memorandum and Articles of Association, the Company is required to transfer a certain portion of its net profit, as determined under PRC accounting regulations, from current net income to the statutory reserve fund. In accordance with the PRC Company Law, companies are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory reserves until such reserves reach 50% of the registered capital or paid-in capital of the companies. As of June 30, 2020 and December 31, 2020, the balance of total statutory reserves was ¥4,148,929 and ¥4,148,929 ($635,107), respectively.

F-21

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 16. COMMON STOCK PURCHASE WARRANTS ISSUED TO INVESTORS

In May and June 2020, the Company consummated two offerings. In connection with the offering, the Company issued to the investors warrants to purchase an aggregate of 911,112 common shares at an exercise price of $2.25 per common share, which was amended to $1.25 per common share on the second offering on June 30, 2020. These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on May 26, 2020 and expire on November 25, 2025. The fair value of these warrants, using the Black-Scholes option pricing model, on the date of issuance was $1,689,389. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.40%), (2) expected warrant life of 5.5 years, (3) expected volatility of 99.50%, and (4) expected dividend yield of 0. As of December 31, 2020, 888,889 common shares were issued upon exercises of warrants and 22,223 warrants were outstanding. As of the date of this report, all warrants were exercised and all the underlying shares were issued.

In June 2020, the Company issued to the investors warrants to purchase an aggregate of 1,680,000 common shares at an exercise price of $1.25 per common share. These warrants are exercisable at any time, and from time to time, in whole or in part, commencing on June 30, 2020 and expire on December 30, 2025. The fair value of these warrants, using the Black-Scholes option pricing model, on the date of issuance was $1,639,333. Variables used in the option-pricing model include (1) risk-free interest rate at the date of grant (0.35%), (2) expected warrant life of 5.5 years, (3) expected volatility of 104.26%, and (4) expected dividend yield of 0. As of December 31, 2020, 325,000 common shares were issued upon exercises of warrants and 1,355,000 warrants were outstanding. As of the date of this report, 1,308,111 warrants were exercised and 371,889 warrants were outstanding.

NOTE 17. CONVERTIBLE NOTES PAYABLE

On November 25, 2020, the Company and certain accredited investors (the “Investors”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company sold to the Investors, and the Investors purchased from the Company, in an unregistered private transaction, convertible promissory notes (the “Convertible Notes”) with an aggregate principal amount of $6,485,000, convertible into ordinary shares, $0.0925 par value per share of the Company at a rate of $0.71 per ordinary share, upon the terms and subject to the limitations and conditions set forth in such Convertible Notes.

The Convertible Notes bears interest at a rate of 12% per year and will have a term of six (6) months. The Company will repay the Convertible Notes principal and interest in six (6) equal monthly payments, subject to earlier conversion or repayment. The Holders have the right to convert the Convertible Notes, and the Company has the right to repay the Convertible Notes without penalty, in whole or in part during the term of the Notes. In the event of such early conversion or repayment, the Company has the right to make such payment in shares, cash, or combination of shares and cash, and the amount payable will equal the amount of accrued and outstanding principal and interest on such repaid amount, and the Company will not have any make-whole obligations. Assuming payment of principal and interest entirely in ordinary shares and no early conversion or repayment, the Company would issue up to an aggregate of 9,466,137 ordinary shares in connection with the Convertible Notes.

As of December 31, 2020, the Company received principal in full from the Investors. As the fair value of equity component is immaterial, the Company allocated the entire proceeds to the debt component and recorded convertible notes payable at its fair value amounted to $6,485,000 and interests payable amount to $12,951 in the accompanying unaudited condensed consolidated interim balance sheet as of December 31, 2020. On January 28, 2021, the Company received the conversion notices from the Investors, and ordinary shares totaling 9,225,338 were issued by the Company to the Investors equaling principal and interests amounted to $6,549,990, after the issuance, all the outstanding principle and interests have been converted.

F-22

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 18. STOCK-BASED COMPENSATION

Stock-Based Awards Plan

The following is a summary of the stock options activity:

Stock Options	Shares	Weighted Average Exercise Price Per Share
Outstanding as of June 30, 2019	163,120	$15.20
Granted	-	-
Forfeited	-	-
Exercised	-	-
Expired	53,600	25.75
Outstanding as of June 30, 2020	109,520	$10.02
Granted	-	-
Forfeited	-	-
Exercised	-	-
Expired	-	-
Outstanding as of December 31, 2020	109,520	$10.02

The following is a summary of the status of options outstanding and exercisable at December 31, 2020:

Outstanding Options			Exercisable Options
Average Exercise Price	Number	Average Remaining Contractual life (Years)	Average Exercise Price	Number	Average Remaining Contractual life (Years)
$14.80	29,520	1.24	$14.80	29,520	1.24
$8.25	80,000	4.09	$8.25	80,000	4.09
	109,520

The Share-based compensation expense recorded for stock options granted were both ¥Nil for the six months ended December 31, 2019 and 2020, respectively. No unrecognized share-based compensation for stock options as of December 31, 2020.

Restricted Shares to Senior Management

As of December 31, 2020, the Company has granted restricted shares of common stock to senior management and employees as follows:

On October 13, 2017, the Company granted 180,000 restricted shares to its employees as compensation cost for awards. The fair value of the restricted shares was $919,800 based on the closing stock price $5.11 at October 13, 2017. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. All granted shares under this plan are fully vested on October 13, 2020.

On August 21, 2018, the Company granted 391,200 restricted shares to its employees as compensation cost for awards. The fair value of the restricted shares was $2,523,240 based on the closing stock price $6.45 at August 21, 2018. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. As of December 31, 2020, 260,800 shares were vest and 130,400 will not be vested until August 21, 2021.

250,086 and nil restricted shares were issued and outstanding for the six months ended December 31, 2019 and 2020, respectively, for all the plans mentioned above.

F-23

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The share-based compensation expense recorded for restricted shares issued for management and employees were ¥4,057,093 and ¥3,403,513 ($521,001) for the six months ended December 31, 2019 and 2020, respectively. The total unrecognized share-based compensation expense of restricted shares issued for management and employees as of December 31, 2020 was approximately ¥3.51 million ($0.5 million), which is expected to be recognized over a weighted average period of approximately 0.64 years.

Restricted Shares for service

As of December 31, 2020, the Company has granted restricted ordinary shares to consultants as follows:

On August 27, 2018, the Company approved the grant of 5,000 restricted shares with a value of $32,000 based on the closing stock price of $6.40 on August 27, 2018 to a company as payment for promotion PR/IR service. The vesting period of these shares was one year from the date of contract. 5,000 restricted shares were issued under this plan on August 27, 2018 and all granted shares under this plan are fully vested by August 27, 2019.

The Share-based compensation expense recorded for restricted shares issued for service were ¥33,927 and ¥nil for the six months ended December 31, 2019 and 2020, respectively. The total unrecognized share-based compensation expense of restricted shares issued for service as of December 31, 2020 was approximately ¥Nil.

Following is a summary of the restricted shares granted:

Restricted stock grants	Shares
Non-vested as of June 30, 2019	821,644
Granted	-
Vested	(500,844)
Non-vested as of June 30, 2020	320,800
Granted	-
Vested	(190,400)
Non-vested as of December 31, 2020	130,400

The following is a summary of the status of restricted stock at December 31, 2020:

Outstanding Restricted Shares
Fair Value per Share	Number	Average Remaining Amortization Period (Years)
$6.45	130,400	0.64
	130,400

F-24

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 19. INCOME TAX

The Company is not subject to any income taxes in the United States or the Cayman Islands and had minimal operations in jurisdictions other than the PRC. BHD and Nanjing Recon are subject to PRC’s income taxes as PRC domestic companies. The Company follows Implementing Rules for the Enterprise Income Tax Law (“Implementing Rules”), which took effect on January 1, 2008 and unified the income tax rate for domestic-invested and foreign-invested enterprises at 25%.

Nanjing Recon was approved as a government-certified high-technology company and is subject to a reduced income tax rate of 15% through November 30, 2019. Nanjing Recon reapplied for a high-technology company certificate, and the new certificate was approved as November 22, 2019 and will expire on November 22, 2022.

As approved by the domestic tax authority in the PRC, BHD was recognized as a government-certified high-technology company on November 25, 2009 and is subject to a reduced income tax rate of 15% through November 25, 2018. BHD reapplied for a high-technology company certificate, and the new certificate was approved as October 31, 2018 and will expire on October 31, 2021.

Loss before provision for income taxes consisted of:

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	U.S. Dollars
Outside China areas	¥(7,624,668)	¥(6,440,586)	$(985,906)
China	904,020	(3,699,278)	(566,276)
Total	¥(6,720,648)	¥(10,139,864)	$(1,552,182)

Deferred tax asset, net is composed of the following:

	June 30, 2020	December 31, 2020	December 31, 2020
	RMB	RMB	U.S. Dollars
Deferred tax assets:
Allowance for doubtful receivables	¥1,180,160	¥625,375	$95,730
Impairment loss from investment in unconsolidated entity	605,660	605,660	92,713
Net operating loss carryforwards	10,441,633	10,237,274	1,567,095
Subtotal	¥12,227,453	¥11,468,309	$1,755,538
Less: Valuation allowance	(12,162,660)	(11,389,897)	(1,743,535)
Total deferred tax assets	¥64,793	¥78,412	$12,003
Deferred tax Liability:
Accelerated amortization of intangible assets	¥(64,793)	¥(78,412)	$(12,003)
Total deferred tax liability	¥(64,793)	¥(78,412)	(12,003)
Deferred tax assets, net	¥-	¥-	$-

The Company’s income tax expense (benefit) is comprised of the following:

	For the six months ended December 31,
	2019	2020	2020
	RMB	RMB	U.S. Dollars
Current income tax provision (benefit)	¥316,799	¥(98,338)	$(15,053)
Income tax expenses (benefit)	¥316,799	¥(98,338)	$(15,053)

F-25

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 20. NON-CONTROLLING INTEREST

Non-controlling interest consisted of the following:

	As of June 30, 2020
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	Total	Total
	RMB	RMB	RMB	RMB	RMB	U.S. Dollars
Paid-in capital	¥1,651,000	¥200,000	¥4,755,000	¥-	¥6,606,000	$934,406
Unappropriated retained earnings	3,477,493	3,616,002	(2,100,871)	(953,395)	4,039,229	571,342
Accumulated other comprehensive loss	(18,850)	(11,853)	-	-	(30,703)	(4,343)
Total non-controlling interests	¥5,109,643	¥3,804,149	¥2,654,129	¥(953,395)	¥10,614,526	$1,501,405

	As of December 31, 2020
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	Total	Total
	RMB	RMB	RMB	RMB	RMB	U.S. Dollars
Paid-in capital	¥1,651,000	¥200,000	¥4,805,000	¥-	¥6,656,000	$1,018,883
Unappropriated retained earnings	3,477,493	3,616,002	(3,078,512)	(1,081,628)	2,933,355	449,030
Accumulated other comprehensive loss	(18,850)	(11,853)	-	-	(30,703)	(4,700)
Total non-controlling interests	¥5,109,643	¥3,804,149	¥1,726,488	¥(1,081,628)	¥9,558,652	$1,463,213

The Company received capital contribution from non-controlling shareholders of Gan Su BHD amounted to ¥405,000 and ¥50,000 ($7,654) during the six months ended December 31, 2019 and 2020, respectively.

NOTE 21. CONCENTRATIONS

For the six months ended December 31, 2019, China National Petroleum Corporation (“CNPC”) represented approximately 62.6%, China Petroleum & Chemical Corporation (“SINOPEC”) represented approximately 13.1% and another customer represented approximately 19.7% of the Company’s revenue, respectively.

For the six months ended December 31, 2020, CNPC represented approximately 36.7% and SINOPEC represented approximately 20.9%, respectively. At December 31, 2020, CNPC accounted for 29.8% and another one customer accounted for 11.0% of the Company’s trade accounts receivable, net, respectively.

NOTE 22. COMMITMENTS AND CONTINGENCY

(a) Contingency

The Labor Contract Law of the PRC requires employers to assure the liability of severance payments if employees are terminated and have been working for the employers for at least two years prior to January 1, 2008. The employers will be liable for one month of severance pay for each year of the service provided by the employees. As of December 31, 2020, the Company estimated its severance payments of approximately ¥4.1 million ($0.6 million) which has not been reflected in its unaudited condensed consolidated financial statements, because management cannot predict what the actual payment, if any, will be in the future.

(b) Purchase commitment

The total future minimum purchase commitment under the non-cancellable purchase contracts as of December 31, 2020 are payable as follows:

Twelve months ending December 31,	Minimum purchase commitment
2021	¥5,458,985	$835,647
Thereafter	-	-
Total minimum payments required	¥5,458,985	$835,647

F-26

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(c) Office Leases Commitment - short term

The Company entered into several non-cancellable operating lease agreements for office spaces and factories. Future payments under such leases were included in lease liabilities as disclosed in Note 14, other than those within under lease agreements within one year which are disclosed as follows as of December 31, 2020:

Twelve months ending December 31,	RMB	U.S. Dollars
2021	¥161,004	$24,646
Total	¥161,004	$24,646

NOTE 23. RELATED PARTY TRANSACTIONS AND BALANCES

Sales to related party – sales to related party consisted of the following:

	For the six months ended December 31,
	2019	2020	2020
	RMB	RMB	U.S. Dollars
Urumqi Yikeli Automatic Control Equipment Co., Ltd.	¥-	¥85,657	$13,112
Total revenues from related party	¥-	¥85,657	$13,112

Leases from related parties - The Company has various agreements for the lease of office space owned by the founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥122,750 with annual rental expense at ¥1.47 million ($0.23 million).

The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	USD
Nanjing Recon	A founder	April 1, 2020 - March 31, 2022	¥40,000	$6,123
BHD	A founder	Jan 1, 2021- Dec 31, 2022	24,000	3,674
BHD	Founders' family member	Jan 1, 2021- Dec 31, 2022	48,750	7,463
Recon-BJ	A founder	July 1, 2020-Jun 1 ,2021	10,000	1,531

As of June 30, 2020, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥803,503 and ¥803,503, respectively.

As of December 31, 2020, the operating lease ROU assets and corresponding operating lease liabilities of leases from related parties was ¥580,888 ($88,921) and ¥580,888 ($88,921), respectively.

Guarantee/collateral related parties – The Company’s founders provide guarantee and collateral for the Company’s short-term bank loans (see Note 12).

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RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 24. Variable Interest Entities

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs and their subsidiaries with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

Summary information regarding consolidated VIEs is as follows:

	June 30, 2020	December 31, 2020	December 31, 2020
	RMB	RMB	U.S. Dollars
ASSETS
Current Assets
Cash	¥6,388,098	¥7,581,391	$1,160,539
Notes receivable	4,180,885	7,789,997	1,192,472
Trade accounts receivable, net	44,031,079	31,578,187	4,833,905
Trade accounts receivable- related party, net	3,068,920	-	-
Inventories, net	1,985,723	2,117,754	324,180
Other receivables, net	6,342,009	10,977,568	1,680,417
Loans to third parties	3,200,377	950,000	145,423
Purchase advances, net	75,195	82,437	12,619
Contract assets, net	31,537,586	45,621,966	6,983,690
Prepaid expenses	42,294	-	-
Total current assets	100,852,166	106,699,300	16,333,245

Property and equipment, net	29,756,879	29,078,178	4,451,210
Land use right, net	1,280,648	1,267,028	193,953
Investment in unconsolidated entity	4,000,000	4,000,000	612,309
Long-term other receivables, net	3,640	-	-
Right of use assets	2,549,914	2,070,548	316,954
Total Assets	¥138,443,247	¥143,115,054	$21,907,671

LIABILITIES
Short-term bank loan	¥9,520,000	¥12,020,000	$1,839,990
Trade accounts payable	18,903,080	15,455,630	2,365,907
Other payables	1,115,209	881,898	134,999
Other payable- related parties	3,113,460	529,570	81,065
Advance from customers	3,486,033	6,686,592	1,023,566
Accrued payroll and employees' welfare	850,841	546,716	83,690
Taxes payable	1,108,265	1,382,008	211,554
Short-term borrowings	200,000	215,699	33,019
Short-term borrowings - related parties	10,230,746	12,009,174	1,838,333
Long-term borrowings - related party - current portion	847,346	882,900	135,152
Operating lease liabilities - current	1,328,976	1,333,113	204,069
Total current liabilities	50,703,956	51,943,300	7,951,344

Operating lease liabilities - non-current	1,210,088	729,909	111,733
Long-term borrowings - related party	7,379,253	6,942,795	1,062,785
Total Liabilities	¥59,293,297	¥59,616,004	$9,125,862

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RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The financial performance of VIEs reported in the unaudited condensed consolidated statement of operations and comprehensive loss for the six months ended December 31, 2019 includes revenues of ¥30,405,153, operating expenses of ¥10,137,918, and net loss of ¥371,397. The financial performance of VIEs reported in the unaudited condensed consolidated statement of operations and comprehensive loss for the six months ended December 31, 2020 includes revenues of ¥25,045,362 ($3,833,878), operating expenses of ¥8,008,563 ($1,225,930), and net loss of ¥3,452,609 ($528,516).

NOTE 25. SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has three operating segments: automation product and software, equipment and accessories and oilfield environmental protection.

The following tables present summary information by segment for the six months ended December 31, 2019 and 2020, respectively:

	For the six months ended December 31,
	2019	2020	2020
	RMB	RMB	U.S. Dollars
Automation product and software	¥22,572,055	¥12,618,460	$1,931,601
Equipment and accessories	7,807,013	9,754,851	1,493,247
Oilfield environmental protection	26,085	2,795,968	427,999
Total revenue	¥30,405,153	¥25,169,279	$3,852,847

	For the six months ended December 31, 2020
	Automation product and software	Equipment and accessories	Oilfield environmental protection	Total
	RMB	RMB	RMB	RMB
Revenue	¥12,618,460	¥9,754,851	¥2,795,968	¥25,169,279
Cost of revenue and related tax	9,483,892	6,713,438	2,254,909	18,452,239
Gross profit	¥3,134,568	¥3,041,413	¥541,059	¥6,717,040
Depreciation and amortization	¥57,223	¥308,956	¥1,003,411	¥1,369,590
Total capital expenditures	¥19,014	¥53,760	¥302,795	¥375,569

Timing of revenue recognition
Goods transferred at a point in time	¥2,293,393	¥9,754,851	¥-	¥12,048,244
Services rendered over time	10,325,067	-	2,795,968	13,121,035
Total revenue	¥12,618,460	¥9,754,851	¥2,795,968	¥25,169,279

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RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

	For the six months ended December 31, 2019
	Automation product and software	Equipment and accessories	Oilfield environmental protection	Total
	RMB	RMB	RMB	RMB
Revenue	¥22,572,055	¥7,807,013	¥26,085	¥30,405,153
Cost of revenue and related tax	13,991,321	4,174,481	271,439	18,437,241
Gross profit	¥8,580,734	¥3,632,532	¥(245,354)	¥11,967,912
Depreciation and amortization	¥47,122	¥350,850	¥13,620	¥411,592
Total capital expenditures	¥12,967	¥-	¥1,297,663	¥1,310,630

Timing of revenue recognition
Goods transferred at a point in time	¥5,978,167	¥7,807,013	¥-	¥13,785,180
Services rendered over time	16,593,888	-	26,085	16,619,973
Total revenue	¥22,572,055	¥7,807,013	¥26,085	¥30,405,153

	June 30, 2020	December 31, 2020	December 31, 2020
	RMB	RMB	U.S. Dollars
Total assets:
Automation product and software	¥81,743,307	¥96,462,627	$14,766,242
Equipment and accessories	61,578,632	77,750,305	11,901,809
Oilfield environmental protection	51,092,865	63,338,916	9,695,754
Total Assets	¥194,414,804	¥237,551,848	$36,363,805

NOTE 26. SUBSEQUENT EVENTS

On January 21, 2021, the Company issued 59,998 shares and 128,664 shares to the Company’s employees, which pertains to the last batch of restricted shares vested on October 13, 2020 under the restricted shares plans granted on October 13, 2017 and the second batch of restricted shares vested on August 21, 2020 under the restricted shares plans granted on August 21, 2018, respectively.

On April 5, 2021 at 9:00 a.m., Beijing Time (9 p.m. ET on April 4, 2021), at Room 1902, King Long International Mansion, 9 Fulin Road, Beijing, China, the Company had its annual meeting of shareholders for the fiscal year ended June 30, 2020 and adopted the following resolutions:

1) To elect two Class II members of the board of directors, Mr. Jijun Hu and Mr. Nelson N.S. Wong, to serve a term expiring at the Annual Meeting following the fiscal year ending June 30, 2023 or until their successors are duly elected and qualified;

2) To ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2021;

3) To approve a special resolution that the authorized share capital of the Company be amended from US$1,850,000 divided into 20,000,000 ordinary shares of a nominal or par value of US$0.0925 each (the “Ordinary Shares”), to US$15,725,000 divided into 150,000,000 Class A ordinary shares of a nominal or par value of US$0.0925 each (the “Class A Ordinary Shares”) and 20,000,000 Class B ordinary shares of a nominal or par value of US$0.0925 each (the “Class B Ordinary Shares”) (the “Amendment to the Authorized Share Capital”), by (i) the conversion into stock of each issued and outstanding Ordinary Share and their immediate reconversion into a Class A Ordinary Share; (ii) the re-designation of each authorized and unissued Ordinary Share as a Class A Ordinary Share; (iii) the creation of additional 130,000,000 Class A Ordinary Shares; and (iv) the creation of 20,000,000 Class B Ordinary Shares;

4) To approve a special resolution that the Third Amended and Restated Memorandum and Articles of Association of the Company (the “Third M&AA”) annexed hereto as Annex A which incorporate amendments including but not limited to Amendment to the Authorized Share Capital, be and hereby are, approved and adopted with immediate effect in substitution for the Second Amended and Restated Memorandum and Articles of Association of the Company (the “Second M&AA”);

5) To approve an ordinary resolution that the 2021 Equity Incentive Plan (the “2021 Plan”) annexed hereto as Annex B is hereby approved and adopted; and

6) To transact any other business as may properly come before the meeting in accordance with Article 47 of the Company’s Second Amended and Restated Articles of Association (the “Second AA”).

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